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                                 March 23, 2005

VIA EDGAR

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


            RE:   TEKNIK DIGITAL ARTS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-118101

Ladies and Gentlemen:

      On behalf of Teknik Digital Arts, Inc., a Nevada corporation (the "Company"), there is hereby transmitted for filing, pursuant to the Electronic Data Gathering, Analysis and Retrieval system, Amendment No. 4 to the Registration Statement on Form SB-2 (the "SB-2 Amendment") of the Company for registration under the Securities Act of 1933, as amended (the "Securities Act"), of the resale of up to 4,440,000 shares of the Company's common stock to be sold by the selling shareholders described therein.

      The SB-2 Amendment has been prepared in response to the Staff's comments to such filing. The Staff's comments are set forth in a letter, dated March 18, 2005, from Barbara Jacobs, Assistant Director, addressed to John R. Ward, Chairman and Chief Financial Officer of the Company. Responses to such comments are set forth below and are keyed to the above-referenced comment letter. Unless otherwise noted, all references to page numbers refer to the SB-2 Amendment filed herewith.

AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM SB-2

FINANCIAL STATEMENTS

1. We note your response to our prior comment 8. Tell us why you have not included cumulative expenses and loss information through the audited period September 30, 2004 as required by paragraph 11(b) of SFAS 7.

      In accordance with your comment, we have revised the financial statements to include the cumulative expense and loss information as requested.
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United States Securities and Exchange Commission
March 23, 2005
Page 2

Consolidated Statement of Stockholders' Equity, p.F-5

2. Your statement of cash flows indicates you issued common stock and warrants for compensation and consulting during the three-month period ending December 31, 2004; however, we note no such disclosures within the statement of equity during the same timeframe. Please advise.

      We have revised the statement of cash flows to indicate that no stock was issued during the three-month period ending December 31, 2004.

Note 9 - Subsequent Events, p.F-20

3.    We note that your response to our prior comment 13. It is unclear where in
      Note 5 you address the October 2004 arrangement with Phil Simms regarding the issuance and valuation of restricted stock. Please advise.

      In accordance with your comment, we have revised Note 5 to the financial statements to indicate that the agreement with Kentucky Eleven, Inc. was with respect to Phil Simms.

      Please direct any inquiries or comments to the undersigned at (602) 528-4135. My fax number is (602) 253-8129.

                                          Sincerely,

                                          /s/ Christopher J. Miner

                                          Christopher J. Miner